Room 4561

June 29, 2006

E. Eugene Sharer
President and Chief Operating Officer
Airbee Wireless, Inc.
9400 Key West Avenue, Suite 100
Rockville, Maryland 20850

Re: Airbee Wireless, Inc.
       Form 10-KSB for the year ended December 31, 2005
       Form 10-QSB for the quarters ended September 30, 2005 and March 31, 2006
       File No. 0-50918

Dear Mr. Sharer:

        We have reviewed the above-referenced filings and your response letter dated April 19, 2006 and have the following comments.

Form 10-KSB for the year ended December 31, 2005

Forward Looking Statement, page 3

1. Please revise to clarify what is meant by "including the potential growth of Advanced Technologies." It appears Advanced Technologies may be a business entity not otherwise discussed in your Form 10-KSB.

Description of Business, page 3

2. Please revise your business disclosure to clarify the current status of your business operations, proprietary technology, and products. Your current description of your business is very general and does not provide a potential investor with a clear sense of your business, including your day-to-day operations, such as your sales and marketing activities. See Item 101 of Regulation S-B.   Further we note that the current disclosure in this section appears to depend on technical jargon and an intermediate knowledge of certain technology related to your business products. Please revise for example to:

- Provide a more streamlined discussion of the workings of your mesh and mobile mesh technology, by integrating or eliminating discussion of ancillary terms such unstable routes or hidden nodes or describe why these terms are critical;

- Address the relevance of battery life and range of ZigBee compliant products given the fact you produce only the software by which to communicate; and

- Clarify the current functionality and uses of your additional software products such as Airbee-ZAgent, or the basic terms that describe their functionality such as "protocol stack suite" as discussed in your section on Airbee-ZStack.

Finally, if you maintain material agreements with customers, suppliers or distributors, describe the significant terms of the arrangements and advise whether they have been filed as exhibits pursuant to Item 601(b)(10) of Regulation S-B.

Related Stockholder Matters, page 15

3. Please revise your discussion in the last paragraph of this section to clearly disclose the relationship between the Escrow Agent and Montgomery Equity Partners Ltd. Consider discussing, for example, the relationship disclosed in Section 10 of the Insider Pledge and Escrow Agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 20

4. Please revise your discussion of the terminated SEDA with Cornell Capital Partners L.P. and the Promissory Note with Montgomery Equity Partners to disclose the relationship between Montgomery Equity Partners and Cornell Capital Partners. Explain why the various Pledge Agreements are executed in favor of Cornell Capital and not Montgomery Equity Partners.

5. We note the discussion of the 2,000,000 warrants issued to Montgomery Equity Partners discussed in this section and discussed in Section 4(g)(iii) of your Securities Purchase Agreement. However, it appears the warrant filed as Exhibit 5 to your Form 8-K filed January 5, 2006 is for only 1,000,000 shares. Please advise of the location of the second and third warrants as filed with the Commission. Please also revise to briefly address that the warrants are subject to exercise price adjustment upon the occurance of certain events and permit cashless exercise.

6. Please revise your discussion of the Secrued Convertible Debenture to discuss such material provisions as "Right of Redemption," "Redemption Premium," "Monthly

Payments" and fees paid to Yorkville Advisors Management LLC as discussed in section (g) of your Securities Purchase Agreement or advise why you have determined not to describe these provisions.

7. Please expand on your discussion (noting the security pledged in your Pledge and Escrow Agreements as well as your Security Agreements) to describe any material effects from your pledges of affiliate shares and the security interests granted on the listed items in Exhibit A to your Security Agreement. Consider, for example, any difficulties in raising funds with the pledges granted to Cornell / Montgomery Equity Partners. Please also discuss the effects that covenants in your financing with Montgomery Equity Partners may have on future fundraising activities. For example, discuss the effects of the "Negative Covenants" section of your Security Agreement and "Consent of Holder to Sell Capital Stock or Grant Security Interests" in your Convertible Secured Debenture.

8. Please advise as to the exemption Montgomery Equity Partners is relying on in selling pledged shares issued as part of the Montgomery note settlement agreement and the specific facts that make that exemption available.   Please also revise to indicate the effect of liquating shares pursuant to the September 28, 2005 Letter Agreement may have on your liquidity.

Financial Statements

Goodwill and Intangible Assets, page 44

9. We note from your disclosures that you have capitalized $622,281 related to research and development expenses during the year ended December 31, 2005. We further note from your disclosures on page 38 of the filing that the costs incurred in creating products are charged to expense when incurred as research and development until technological feasibility is established upon completion of a working model, and thereafter, all software production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Tell us how you considered the guidance in paragraph 5 and 6 of SFAS 86. Your response should describe each specific product in which costs are being capitalized, when technological feasibility was reached, and when the product was available for general release to customers.

Note 5. Debt, page 47

10. We note that on April 26, 2005, you executed a promissory note for $750,000 to Montgomery Equity Partners, Ltd. and the entire amount was disbursed to the Company upon the date the note was executed. We further note from your disclosures that the promissory note is secured by substantially all the assets of the Company and by shares of common stock of an affiliate of the Company. Reconcile your disclosures on page 37 of the filing that indicates by virtue of an unsigned

settlement agreement the obligation has been repaid with shares of common stock from the affiliate to your Form 8-K filed on November 14, 2005 that indicates there is a signed settlement agreement with the lender. The settlement agreement dated September 28, 2005 indicates that in the event that the Montgomery Equity Partners is unable to recoup the entire payoff amount through sales of the pledge shares, Montgomery Equity Partners will be entitled to take any other appropriate action to recover any deficiency in the payoff amount. Thus, it does not appear as though the Company should be removing the entire amount of the liability until Montgomery Equity Partners has sold enough shares to recover their investment and the related interest expense. Indicate how you have accounted for the promissory note and the related interest in the financial statements as of December 31, 2005 and each of the quarters during 2005.

Note 8. Stockholders' Equity, page 50

11. We note your response to comment 1 of our letter dated March 23, 2006. Your response indicates that during the quarter ended December 31, 2005, you recorded additional compensation and professional fees expense in the amount of $139,815 using the Black-Scholes model. Tell how you previously recorded the 592,000 shares of common stock and warrants to purchase another 200,000 shares of common stock related to the $740,000 of one-time commitment under the Standby Equity Distribution Agreement with Cornell Capital Partners. Provide us with your analysis and tell us whether the warrants to purchase common stock should have been accounted for as a derivative instrument in your Forms 10-QSB for the quarters ended June 30, 2005 and September 30, 2005. In this regard, we further note from the Registration Rights Agreements dated April 20, 2005 that you were required to pay liquidated damages. Provide us with your analysis. Refer to Section II.B.1 of the Current Accounting and Development Issues in the Division of Corporation Finance, located on our website at http://www.sec.gov/divisions/corpfin /acctdis 120105.pdf , for guidance regarding whether the warrants should be accounted for under the scope of SFAS 133. See paragraph 66 of EITF 00-19.

12. We note your response to comment 6 of our letter dated March 23, 2006. Confirm that you are recording the Convertible Debenture at its fair value at each reporting period in accordance with paragraph 23 of SFAS 150. Describe the method used to determine fair value. Be advised that if the instrument is within the scope of SFAS 150, the instrument will not be subject to SFAS 133 or EITF 00-19 since it is reported at fair value. That is, the embedded conversion right should not be bifurcated. Refer to Section II.B.1 of the Current Accounting and Development Issues in the Division of Corporation Finance, located on our website at http://www.sec.gov/divisions/ corpfin /acctdis 120105.pdf.   In addition, your response indicates that you believe that there are sufficient authorized and unissued shares available to settle the outstanding convertible instruments that would be analyzed under EITF 00-19. Explain why you cite the lowest possible conversion price of $0.13 per share that

would in effect limit the number of shares necessary to settle these instruments. That is, is the $0.13 per share included in the terms of the Debenture or is this conversion price the lowest quoted market price for your shares as of December 31. If the latter, your analysis must be revised as you must assume that it is possible the price can be infinitely lower (e.g., $0.00001). Further, this analysis would impact your warrants only as long as the Convertible Debentures are subject to SFAS 150.

13. We note your response to comment 7 of our letter dated March 23, 2006. Your response indicates that 500,000 of the warrants are not considered to be derivative instruments since they are convertible at a fixed conversion price. The analysis of instruments with a fixed conversion ratio only applies to debt instruments in order to determine whether those instruments are conventional. Warrants normally are considered derivatives pursuant to paragraph 6 of SFAS 133. The next step would be to determine whether the warrants are within the scope of SFAS 133 (i.e., based on an analysis of paragraph 11). EITF 00-19 is used as a guide to evaluate whether the warrant would be classified in stockholders' equity (i.e., paragraph 11(a)(2) of SFAS 133). If so, the warrants are classified as equity instruments and, if not, they are accounted for as debt instruments. Your response should address the Registration Rights Agreements dated December 29, 2005 that require payment of liquidated damages. Provide us with a complete analysis using EITF 00-19 to determine whether all outstanding warrants should be classified as a liability or equity. Refer to Section II.B.1 of the Current Accounting and Development Issues in the Division of Corporation Finance, located on our website at http://www.sec.gov/divisions/ corpfin /acctdis 120105.pdf , for guidance regarding whether the warrants should be accounted for under the scope of SFAS 133. See paragraph 66 of EITF 00-19.

14. We note your response to comment 3 of our letter dated March 23, 2006. As previously requested, tell us how you comply with EITF Topic D-98 and ASR 268 for classifying the 592,000 shares of common stock issued as a one-time commitment under the Standby Equity Distribution Agreement with Cornell Capital Partners. In this regard, since a condition for selling shares of the company stock under the Distribution Agreement is the company obtaining an effective registration statement for the shares of the Company's stock, explain why these shares were not classified as temporary equity during the quarters ended June 30, 2005 and September 30, 2005.

Controls and Procedures, page 64

15. Please revise to provide a materially complete discussion of the "certain internal control deficiencies that you consider to be reportable conditions and material weaknesses." We note that such conditions consist of "inadequate communication and supervision" leading to the "untimely identification and resolution of certain accounting and disclosure matters."

16. Please describe the "certain process, control and approval practices that improved the prior weakness."   Please describe in specific detail the remediation methods undertaken to address your disclosure controls and procedures ineffectiveness. Please disclose the specific timing of the remediation efforts and discuss any material costs related to remediation.   Please also discuss who first identified internal control (or disclosure control) deficiencies and when they were identified.

17. We note your statement that "[o]ther than that mentioned above no change in the Company's internal control over financial reporting occurred…" Please revise to clearly discuss what is meant by "that" and revise to state, if true, that there were changes in your internal control over financial reporting, since you discuss them above.

Form 10-QSB for the quarter ended March 31, 2006

General

18. Please revise your Form 10-QSB in accordance with the comments on your Form 10-KSB discussed above.

Note 10 - Commitments and Contingencies

19. Please advise if you completed or substantially completed repayment of the debt owed to MindTree as of the May 15th deadline or advise if any extension has been granted and the terms of that extension.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

20. We note that at March 31, 2006, you had $15,845 in cash and cash equivalents. However, we note that you have substantial financial obligations as evidenced in part, by your disclosure, that you require $5 million to continue operations for 12 months. Further, we note that certain obligations are shortly due, already are in arrears (such as accounts payable to MindTree) or are contractual obligations (see Contractual Obligations table) that you may not be able to avoid.   Noting the covenants contained in your financing and the Security Pledge Agreements please revise to describe why you believe funds "will be available until adequate revenues are generated to cover

operating and capital expenses." Revise to disclose the specific obligations or planned expenditures that could be curtailed or provide greater detail on possible sources of funding.

21. We refer you to comment 6 of our letter dated March 23, 2006. Please advise why you have not disclosed the terms of the liquidated damages provisions in your Registration Rights Agreements or addressed the impact on your liquidity. Please supplementally disclose if your are currently in compliance with Items 3(a) and 7(ii) of your Securities Purchase Agreement and Item 2 of your Registration Rights Agreement or any other provisions of your financing arrangements. If you are not in compliance, please discuss the current ramifications to Airbee and advise as to the consideration of disclosing such non-compliance as of the quarter ended March 31, 2006.

Unregistered Sales of Equity Securities and Use of Proceeds, page 43

22. Please supplementally disclose the name of the accredited investor and describe in greater detail the assistance he provided in your capital- raising activities.

23. Please advise why you have not filed the agreements related to the various private placements that occurred during the quarter ended March 31, 2006.

Form 10-Q for the quarter ended September 30, 2005

Note 12 - Commitment and Contingencies

24. We note your response to comment 2 of our letter dated March 23, 2006. Please provide a copy of the supply contract with PFK Electronics Pty Ltd. Please provide additional legal analysis with references to specific statute or case law (as opposed to general legal principles) that supports the legal conclusions in your response. Please also consider providing a discussion of any statute or interpretation in the jurisdiction where governing law is applied as to the applicability of Mr. Sommerfeld's apparent authority as it applies to the PFK guarantee. In addition, please advise if you have consulted with outside counsel on the legal conclusions contained in your response.

*   *   *   *   *

As appropriate, please amend your filings and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Morgan Youngwood at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. Please contact Adam Halper at (202) 551-3482 or the undersigned at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (954) 713-7700
        Brian A. Pearlman, Esq.
        Arnstein & Lehr LLP